UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    November 14, 2018

Financial Results

for the Six Months

ended September 30, 2018

- Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.
	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; incurrence of significant credit-related costs; and declines in the value of our securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

1. Income analysis

	Consolidated			(Millions of yen)
			Six months ended Sep. 30, 2018		Six months ended Sep. 30, 2017
				Change
	Consolidated gross profit	1	1,459,977	(5,793)	1,465,770
	Net interest income	2	684,400	(23,709)	708,109
	Trust fees	3	2,183	304	1,879
	Net fees and commissions	4	506,608	22,010	484,598
	Net trading income	5	88,881	(41,747)	130,628
	Net other operating income	6	177,903	37,350	140,553
	General and administrative expenses	7	(852,524)	42,109	(894,633)
	Equity in gains (losses) of affiliates	8	32,966	2,754	30,212
	Consolidated net business profit	9	640,418	39,069	601,349
	Total credit cost	10	(4,996)	29,098	(34,094)
	Credit costs	11	(49,515)	(2,112)	(47,403)
	Write-off of loans	12	(42,848)	2,489	(45,337)
	Provision for reserve for possible loan losses	13	–	–	–
	Others	14	(6,666)	(4,601)	(2,065)
	Gains on reversal of reserve for possible loan losses	15	38,137	33,959	4,178
	Recoveries of written-off claims	16	6,381	(2,749)	9,130
	Gains (losses) on stocks	17	51,912	462	51,450
	Other income (expenses)	18	(7,135)	(3,978)	(3,157)
	Ordinary profit	19	680,199	64,651	615,548
	Extraordinary gains (losses)	20	(5,043)	(1,515)	(3,528)
	Gains (losses) on disposal of fixed assets	21	(2,730)	(2,531)	(199)
	Losses on impairment of fixed assets	22	(1,942)	1,095	(3,037)
	Income before income taxes	23	675,155	63,135	612,020
	Income taxes - current	24	(108,031)	(6,505)	(101,526)
	Income taxes - deferred	25	(53,478)	(14,181)	(39,297)
	Profit	26	513,646	42,451	471,195
	Profit attributable to non-controlling interests	27	(40,998)	10,002	(51,000)
	Profit attributable to owners of parent	28	472,648	52,453	420,195
Notes	1.	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
	2.	Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
		+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

	Number of consolidated subsidiaries and affiliates
			Sep. 30, 2018		Mar. 31, 2018
				Change
	Consolidated subsidiaries	29	361	14	347
	Equity method affiliates	30	82	7	75

Sumitomo Mitsui Financial Group

SMBC non-consolidated		(Millions of yen)
		Six months ended		Six months ended
		Sep. 30, 2018	Change	Sep. 30, 2017
Gross banking profit	1	704,447	(4,685)	709,132
Gross domestic profit	2	429,156	(18,458)	447,614
Net interest income	3	332,195	(21,438)	353,633
Trust fees	4	975	(54)	1,029
Net fees and commissions	5	84,676	7,247	77,429
Net trading income	6	195	280	(85)
Net other operating income	7	11,113	(4,495)	15,608
Gains (losses) on bonds	8	2,787	(3,570)	6,357
Gross international profit	9	275,290	13,773	261,517
Net interest income	10	153,593	26,626	126,967
Net fees and commissions	11	72,397	5,830	66,567
Net trading income	12	2,650	(29,148)	31,798
Net other operating income	13	46,648	10,465	36,183
Gains (losses) on bonds	14	(4,505)	(17,860)	13,355
Expenses (excluding non-recurring losses)	15	(402,517)	1,299	(403,816)
Overhead ratio	16	57.1%	0.2%	56.9%
Personnel expenses	17	(164,932)	2,092	(167,024)
Non-personnel expenses	18	(213,610)	(2,803)	(210,807)
Taxes	19	(23,973)	2,010	(25,983)
Banking profit (before provision for general reserve for possible loan losses)	20	301,930	(3,386)	305,316
Gains (losses) on bonds	21	(1,718)	(21,431)	19,713
Provision for general reserve for possible loan losses	22	—	—	—
Banking profit	23	301,930	(3,386)	305,316
Non-recurring gains (losses)	24	106,346	43,166	63,180
Credit costs	25	(1,575)	2,183	(3,758)
Gains on reversal of reserve for possible loan losses	26	56,687	31,308	25,379
Recoveries of written-off claims	27	1,177	(2,665)	3,842
Gains (losses) on stocks	28	49,345	(654)	49,999
Other non-recurring gains (losses)	29	711	12,993	(12,282)
Ordinary profit	30	408,277	39,781	368,496
Extraordinary gains (losses)	31	(2,226)	422	(2,648)
Gains (losses) on disposal of fixed assets	32	(581)	(678)	97
Losses on impairment of fixed assets	33	(1,645)	1,101	(2,746)
Income before income taxes	34	406,050	40,202	365,848
Income taxes - current	35	(74,873)	30,377	(105,250)
Income taxes - deferred	36	(30,284)	(54,156)	23,872
Net income	37	300,891	16,421	284,470

Total credit cost (22+25+26+27)	38	56,289	30,826	25,463
Provision for general reserve for possible loan losses	39	50,113	43,636	6,477
Write-off of loans	40	(206)	2,203	(2,409)
Provision for specific reserve for possible loan losses	41	6,300	(12,501)	18,801
Losses on sales of delinquent loans	42	(1,369)	(21)	(1,348)
Provision for loan loss reserve for specific overseas countries	43	273	173	100
Recoveries of written-off claims	44	1,177	(2,665)	3,842

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated					(%)
			Six months ended Sep. 30, 2018		Six months ended Sep. 30, 2017
	Three months ended Jun. 30, 2018	Three months ended Sep. 30, 2018		Change
Yield on interest earning assets (A)			1.00	(0.03)	1.03
Interest earned on loans and bills discounted (C)	0.95	0.95	0.95	(0.04)	0.99
Interest earned on securities			1.45	0.02	1.43
Total cost of funding (including expenses) (B)			0.59	(0.02)	0.61
Cost of interest bearing liabilities			0.03	0.00	0.03
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	(0.00)	0.00
Interest paid on other liabilities			0.26	0.12	0.14
Expense ratio			0.56	(0.02)	0.58
Overall interest spread (A) - (B)			0.41	(0.01)	0.42
Interest spread (C) - (D)	0.95	0.95	0.95	(0.04)	0.99

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.99	0.98	0.98	(0.05)	1.03
Interest spread (E) - (D)	0.99	0.98	0.98	(0.05)	1.03

3. Gains (losses) on securities

SMBC non-consolidated		(Millions of yen)
	Six months ended Sep. 30, 2018		Six months ended Sep. 30, 2017
		Change
Gains (losses) on bonds	(1,718)	(21,431)	19,713
Gains on sales	15,586	(7,869)	23,455
Losses on sales	(16,845)	(13,130)	(3,715)
Gains on redemption	0	0	0
Losses on redemption	(459)	(433)	(26)
Losses on devaluation	—	—	—

Gains (losses) on stocks	49,345	(654)	49,999
Gains on sales	57,265	3,179	54,086
Losses on sales	(140)	1,130	(1,270)
Losses on devaluation	(7,779)	(4,963)	(2,816)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Sep. 30, 2018					Mar. 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	300,339	1,085	(1,047)	1,085	—	372,463	2,132
Other securities	2	24,848,456	2,450,753	42,592	2,721,435	270,681	25,440,178	2,408,161
Stocks	3	3,877,650	2,214,324	40,659	2,229,935	15,610	3,889,342	2,173,665
Bonds	4	9,553,308	24,290	(20,087)	39,954	15,663	11,834,181	44,377
Japanese government bonds	5	6,948,196	(1,784)	(14,266)	10,554	12,339	9,203,036	12,482
Others	6	11,417,497	212,137	22,019	451,545	239,407	9,716,654	190,118
Foreign bonds	7	9,000,865	(218,537)	(59,142)	9,197	227,734	7,157,601	(159,395)
Other money held in trust	8	768	—	—	—	—	1,482	—
Total	9	25,149,564	2,451,839	41,545	2,722,520	270,681	25,814,125	2,410,294
Stocks	10	3,877,650	2,214,324	40,659	2,229,935	15,610	3,889,342	2,173,665
Bonds	11	9,853,648	25,376	(21,134)	41,040	15,663	12,206,645	46,510
Others	12	11,418,265	212,137	22,019	451,545	239,407	9,718,137	190,118

SMBC non-consolidated							(Millions of yen)
		Sep. 30, 2018					Mar. 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	40,014	318	(818)	318	—	110,055	1,136
Stocks of subsidiaries and affiliates	14	3,526,252	(2,464)	16,781	17,415	19,880	3,594,591	(19,245)
Other securities	15	22,305,497	2,058,938	(14,720)	2,298,801	239,863	22,931,078	2,073,658
Stocks	16	3,618,213	2,078,905	32,276	2,093,197	14,292	3,638,963	2,046,629
Bonds	17	9,533,338	24,061	(20,181)	40,006	15,944	11,813,637	44,242
Japanese government bonds	18	6,946,195	(1,784)	(14,266)	10,554	12,339	9,203,036	12,482
Others	19	9,153,945	(44,028)	(26,816)	165,597	209,626	7,478,477	(17,212)
Foreign bonds	20	7,202,205	(189,549)	(44,851)	9,059	198,608	5,342,481	(144,698)
Total	21	25,871,765	2,056,791	1,242	2,316,536	259,744	26,635,726	2,055,549
Stocks	22	4,131,927	2,085,518	42,000	2,099,811	14,292	4,238,818	2,043,518
Bonds	23	9,573,353	24,380	(20,998)	40,324	15,944	11,923,693	45,378
Others	24	12,166,484	(53,107)	(19,760)	176,400	229,507	10,473,215	(33,347)

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 2,098 million yen and gains of 15 million yen were recognized in the statements of income for the six months ended September 30, 2018 and for the year ended March 31, 2018, respectively.
	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated									(Billions of yen)
	Sep. 30, 2018					Mar. 31, 2018

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	2,090.5	5,405.0	1,295.4	782.5	9,573.4	3,560.6	6,566.5	1,152.9	643.7	11,923.7
Japanese government bonds	1,898.9	4,156.1	502.1	429.1	6,986.2	3,373.3	5,270.4	348.8	320.7	9,313.1
Japanese local government bonds	–	10.5	45.1	0.0	55.6	0.0	21.7	25.3	0.0	47.0
Japanese corporate bonds	191.7	1,238.4	748.2	353.4	2,531.6	187.3	1,274.4	778.8	323.0	2,563.6

Others	1,964.8	2,638.5	2,129.1	968.4	7,700.8	1,560.2	1,175.6	2,067.4	1,032.0	5,835.1

Total	4,055.4	8,043.4	3,424.5	1,750.9	17,274.2	5,120.8	7,742.0	3,220.2	1,675.7	17,758.8

6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated							(Billions of yen)
	Sep. 30, 2018				Mar. 31, 2018
				Total				Total
	1 year or less	More than 1 year to 5 years	More than 5 years		1 year or less	More than 1 year to 5 years	More than 5 years
Receivable fixed rate / payable floating rate	7,016.5	21,519.2	6,980.0	35,515.7	7,413.6	21,509.2	6,230.0	35,152.9
Receivable floating rate / payable fixed rate	1,791.5	4,460.1	7,288.0	13,539.6	1,335.4	6,252.0	6,854.0	14,441.5

Total	8,808.0	25,979.2	14,268.0	49,055.3	8,749.0	27,761.2	13,084.1	49,594.3

Sumitomo Mitsui Financial Group

7. Employee retirement benefits

Consolidated

(1) Projected benefit obligation

(Millions of yen)

		At the beginning of FY3/2019		At the beginning of FY3/2018
			Change
Fair value of plan assets	(A)	1,469,182	33,634	1,435,548
Projected benefit obligation	(B)	1,125,746	(53,991)	1,179,737
Net surplus (deficit)	(A-B)	343,435	87,624	255,811
Net defined benefit asset		383,418	68,496	314,922
Net defined benefit liability		39,982	(19,128)	59,110

Measurements of defined benefit plans (before tax effect deduction)		(86,916)	(74,216)	(12,700)
	Unrecognized prior service cost (deductible from the obligation)	(528)	120	(648)
	Unrecognized net actuarial gain (loss)	(86,388)	(74,336)	(12,052)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2018		Six months ended Sep. 30, 2017
			Change
Retirement benefit expenses		2,839	(18,901)	21,740
SMBC non-consolidated
(1) Projected benefit obligation
(Millions of yen)
		At the beginning of FY3/2019		At the beginning of FY3/2018
			Change
Projected benefit obligation	(A)	969,651	1,257	968,394
<Discount rate>		<0.47%>	<(0.08)%>	<0.55%>
Fair value of plan assets	(B)	1,342,027	74,437	1,267,590
Reserve for employee retirement benefits	(C)	–	–	–
Prepaid pension cost	(D)	279,360	4,185	275,175
Unrecognized prior service cost (deductible from the obligation)	(E)	–	–	–
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(93,015)	(68,996)	(24,019)
(2) Retirement benefit expenses
(Millions of yen)
		Six months ended Sep. 30, 2018		Six months ended Sep. 30, 2017
			Change
Retirement benefit expenses		(6,579)	(17,697)	11,118
Service cost		14,375	(76)	14,451
Interest cost on projected benefit obligation		2,278	(385)	2,663
Expected returns on plan assets		(20,471)	(1,426)	(19,045)
Amortization of unrecognized prior service cost		–	–	–
Amortization of unrecognized net actuarial gain (loss)		(7,789)	(16,868)	9,079
Others		5,028	1,059	3,969

Sumitomo Mitsui Financial Group

8.	Classification based on self-assessment and the Financial Reconstruction Act, and write-offs / reserves

*1	Includes direct reduction of 93.8 billion yen.
*2	Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.
(Bankrupt/Effectively bankrupt borrowers: 4.2 billion yen, Potentially bankrupt borrowers: 3.4 billion yen)
*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.5 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Sep. 30, 2018			Mar. 31, 2018

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	11,806	0.0	(15,903)	27,709	0.0
Non-accrual loans	387,495	0.5	(18,571)	406,066	0.6
Past due loans (3 months or more)	14,444	0.0	1,622	12,822	0.0
Restructured loans	207,884	0.3	(2,732)	210,616	0.3
Total	621,631	0.8	(35,584)	657,215	0.9

Total loans (period-end balance)	75,939,685	100.0	2,993,751	72,945,934	100.0

Amount of direct reduction	136,855		(3,633)	140,488
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2018			Mar. 31, 2018

		Ratio (b)			Ratio (d)
	(a)		(a) - (c)	(c)
Bankrupt loans	10,543	0.0	(13,901)	24,444	0.0
Non-accrual loans	319,087	0.4	(9,867)	328,954	0.5
Past due loans (3 months or more)	5,733	0.0	1,273	4,460	0.0
Restructured loans	70,633	0.1	3,112	67,521	0.1
Total	405,997	0.5	(19,383)	425,380	0.6

Total loans (period-end balance)	76,232,734	100.0	2,336,571	73,896,163	100.0

Amount of direct reduction	85,954		(6,389)	92,343
10. Reserve for possible loan losses and reserve ratio
Consolidated				(Millions of yen, %)
	Sep. 30, 2018			Mar. 31, 2018

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	467,343	75.18	(68,745)	536,088	81.57
General reserve	335,842		(42,627)	378,469
Specific reserve	131,139		(25,775)	156,914
Loan loss reserve for specific overseas countries	361		(343)	704

Amount of direct reduction	185,235		(5,710)	190,945
SMBC non-consolidated				(Millions of yen, %)
	Sep. 30, 2018			Mar. 31, 2018

		Reserve Ratio (b)			Reserve Ratio (d)
	(a)		(a) - (c)	(c)
Reserve for possible loan losses	254,381	62.66	(65,487)	319,868	75.20
General reserve	178,638		(44,929)	223,567
Specific reserve	75,435		(20,285)	95,720
Loan loss reserve for specific overseas countries	307		(274)	581

Amount of direct reduction	93,806		(5,856)	99,662

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)

	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	94,311	(3,630)	97,941
Doubtful assets	317,353	(33,531)	350,884
Substandard loans	223,129	(351)	223,480
Total (A)	634,794	(37,512)	672,306
Normal assets	89,091,536	3,879,727	85,211,809
Grand total (B)	89,726,331	3,842,216	85,884,115
NPL ratio (A/B)	0.71	(0.07)	0.78

		(Millions of yen)
	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Total coverage (C)	476,066	(29,693)	505,759
Reserve for possible loan losses (D)	126,302	(22,143)	148,445
Amount recoverable by guarantees, collateral and others (E)	349,763	(7,550)	357,313

			(%)
Coverage ratio (C) / (A)	75.00	(0.23)	75.23
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	128.72	(4.17)	132.89

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	44.31	(2.82)	47.13
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	163.96	(6.23)	170.19

SMBC non-consolidated		(Millions of yen, %)
	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	80,817	(125)	80,942
Doubtful assets	257,566	(25,827)	283,393
Substandard loans	76,366	4,385	71,981
Total (A)	414,749	(21,568)	436,317
Normal assets	88,955,902	3,487,631	85,468,271
Grand total (B)	89,370,651	3,466,063	85,904,588
NPL ratio (A/B)	0.46	(0.05)	0.51
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Total coverage (C)	368,251	(20,555)	388,806
Reserve for possible loan losses* (D)	87,740	(20,459)	108,199
Amount recoverable by guarantees, collateral and others (E)	280,511	(96)	280,607
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	88.79	(0.32)	89.11
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	128.97	(8.65)	137.62

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	65.36	(4.13)	69.49
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	189.50	(15.92)	205.42

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

					(Billions of yen)

	Sep. 30, 2018 (a)	(a) - (b)	NPLs newly classified during the six months ended Sep. 30, 2018	Amount of off-balancing	Mar. 31, 2018 (b)
Bankrupt and quasi-bankrupt assets	80.8	(0.1)	22.6	(22.7)	80.9
Doubtful assets	257.6	(25.8)	49.2	(75.0)	283.4
Total	338.4	(26.0)	71.7	(97.7)	364.3

Result of measures connected to off-balancing (*1)	39.0				53.4

	Disposition by borrowers’ liquidation			(0.5)
	Reconstructive disposition			(4.7)
	Improvement in debtors’ performance due to reconstructive disposition			–
Breakdown of off-balancing by factor (*2)	Loan sales to market			(25.0)
	Direct write-offs			7.9
	Others			(75.5)
		Collection / repayment, etc.		(46.1)
		Improvement in debtors’ performance		(29.4)

	Total			(97.7)

*1	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*2	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry SMBC non-consolidated (1) Loans and bills discounted, classified by industry	(Millions of yen,	%)

	Sep. 30, 2018			Mar. 31, 2018
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	53,368,213	100.0	160,070	53,208,143	100.0
Manufacturing	6,368,158	11.9	295,550	6,072,608	11.4
Agriculture, forestry, fisheries and mining	264,545	0.5	131,762	132,783	0.3
Construction	718,733	1.4	(23,102)	741,835	1.4
Transportation, communications and public enterprises	4,970,596	9.3	109,442	4,861,154	9.1
Wholesale and retail	4,162,712	7.8	(16,230)	4,178,942	7.9
Finance and insurance	7,247,698	13.6	(104,941)	7,352,639	13.8
Real estate	6,849,888	12.8	164,999	6,684,889	12.6
Goods rental and leasing	1,493,156	2.8	(6,085)	1,499,241	2.8
Various services	4,273,649	8.0	182,685	4,090,964	7.7
Municipalities	586,707	1.1	(328,056)	914,763	1.7
Others	16,432,367	30.8	(245,953)	16,678,320	31.3
Overseas offices and Japan offshore banking accounts	22,864,520	100.0	2,176,501	20,688,019	100.0
Public sector	202,037	0.9	6,924	195,113	1.0
Financial institutions	1,710,548	7.5	88,579	1,621,969	7.8
Commerce and industry	19,242,240	84.1	1,824,113	17,418,127	84.2
Others	1,709,693	7.5	256,883	1,452,810	7.0
Total	76,232,734	—	2,336,571	73,896,163	—

Risk-monitored loans		(Millions of yen, %)
	Sep. 30, 2018			Mar. 31, 2018
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	312,904	100.0	(10,934)	323,838	100.0
Manufacturing	47,149	15.1	(8,981)	56,130	17.3
Agriculture, forestry, fisheries and mining	7	0.0	(4,507)	4,514	1.4
Construction	9,348	3.0	(422)	9,770	3.0
Transportation, communications and public enterprises	25,966	8.3	(16,906)	42,872	13.3
Wholesale and retail	63,826	20.4	3,818	60,008	18.5
Finance and insurance	18,641	6.0	18,340	301	0.1
Real estate	38,897	12.4	(9,212)	48,109	14.9
Goods rental and leasing	276	0.1	13	263	0.1
Various services	55,481	17.7	6,172	49,309	15.2
Municipalities	—	—	—	—	—
Others	53,308	17.0	750	52,558	16.2
Overseas offices and Japan offshore banking accounts	93,092	100.0	(8,450)	101,542	100.0
Public sector	—	—	—	—	—
Financial institutions	—	—	—	—	—
Commerce and industry	38,794	41.7	(6,562)	45,356	44.7
Others	54,298	58.3	(1,887)	56,185	55.3
Total	405,997	—	(19,383)	425,380	—

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2018			Mar. 31, 2018
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	319,764	66.3	(11,644)	331,408
Manufacturing	48,237	63.7	(9,275)	57,512
Agriculture, forestry, fisheries and mining	7	—	(4,544)	4,551
Construction	9,639	53.3	(419)	10,058
Transportation, communications and public enterprises	26,056	56.9	(16,817)	42,873
Wholesale and retail	65,410	63.0	3,330	62,080
Finance and insurance	19,250	100.0	18,350	900
Real estate	41,521	60.8	(9,187)	50,708
Goods rental and leasing	276	59.9	13	263
Various services	55,791	51.4	6,162	49,629
Municipalities	—	—	—	—
Others	53,573	100.0	743	52,830
Overseas offices and Japan offshore banking accounts	94,985	63.7	(9,924)	104,909
Public sector	—	—	—	—
Financial institutions	—	—	—	—
Commerce and industry	39,298	63.3	(8,123)	47,421
Others	55,686	64.2	(1,801)	57,487
Total	414,749	65.4	(21,568)	436,317

Notes 1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Sep. 30, 2018 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Consumer loans	13,194,297	(304,348)	13,498,645
Housing loans	12,287,696	(279,082)	12,566,778
Self-residential purpose	9,771,693	(227,000)	9,998,693
Other consumer loans	906,600	(25,266)	931,866
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)
Outstanding balance	33,173,708	(526,409)	33,700,117
Ratio to total loans	62.2	(1.1)	63.3
Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

	(Millions of yen, %)
	Sep. 30, 2018			Mar. 31, 2018
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	6,126,095	26.9	663,178	5,462,917	26.5
Indonesia	303,248	1.3	745	302,503	1.5
Thailand	762,562	3.4	66,813	695,749	3.4
Korea	328,280	1.4	31,326	296,954	1.4
Hong Kong	1,641,880	7.2	209,168	1,432,712	6.9
China	230,718	1.0	12,621	218,097	1.1
Taiwan	438,782	1.9	92,358	346,424	1.7
Singapore	1,294,384	5.7	130,832	1,163,552	5.6
India	495,192	2.2	90,917	404,275	2.0
Others	631,049	2.8	28,398	602,651	2.9
Oceania	1,809,176	8.0	87,315	1,721,861	8.3
Australia	1,657,119	7.3	85,372	1,571,747	7.6
Others	152,057	0.7	1,943	150,114	0.7
North America	8,103,736	35.6	979,839	7,123,897	34.5
United States	6,539,931	28.7	922,815	5,617,116	27.2
Others	1,563,805	6.9	57,024	1,506,781	7.3
Central and South America	1,654,032	7.3	129,860	1,524,172	7.4
Brazil	211,937	0.9	7,052	204,885	1.0
Panama	494,281	2.2	26,965	467,316	2.3
Others	947,814	4.2	95,843	851,971	4.1
Western Europe	3,095,661	13.6	144,926	2,950,735	14.3
United Kingdom	989,762	4.3	(9,324)	999,086	4.8
Ireland	373,568	1.6	(6,953)	380,521	1.9
Netherlands	535,862	2.4	23,563	512,299	2.5
Others	1,196,469	5.3	137,640	1,058,829	5.1
Eastern Europe	151,897	0.7	(53,461)	205,358	1.0
Russia	100,513	0.5	(37,725)	138,238	0.7
Others	51,384	0.2	(15,736)	67,120	0.3
Others	1,795,360	7.9	153,287	1,642,073	8.0

Total	22,735,957	100.0	2,104,944	20,631,013	100.0
Note: Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Sep. 30, 2018			Mar. 31, 2018
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	94,985	63.7	(9,924)	104,909
Asia	203	58.3	(690)	893
Oceania	—	—	—	—
North America	33,902	67.4	70	33,832
Central and South America	19,964	48.8	1,404	18,560
Western Europe	29,080	58.8	(5,426)	34,506
Eastern Europe	—	—	—	—
Others	11,834	77.0	(5,281)	17,115

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
		= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	Six months ended Sep. 30, 2018 (a)		Six months ended Sep. 30, 2017 (b)
		(a) - (b)
Deposits	112,296,404	6,339,344	105,957,060
Domestic units	89,902,456	5,085,985	84,816,471

Loans	75,557,309	(664,460)	76,221,769
Domestic units	48,692,015	(720,906)	49,412,921
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits and loans, classified by type of depositor
(Millions of yen)
	Sep. 30, 2018 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Deposits	113,331,228	3,088,002	110,243,226
Domestic deposits (excluding Japan offshore banking accounts)	94,372,389	1,493,290	92,879,099
Individuals	46,247,830	926,110	45,321,720
Corporates	48,124,559	567,180	47,557,379

Loans	76,232,734	2,336,571	73,896,163
Domestic offices (excluding Japan offshore banking accounts)	53,368,213	160,070	53,208,143
Overseas offices and Japan offshore banking accounts	22,864,520	2,176,501	20,688,019
Note: Deposits do not include negotiable certificates of deposit.

Reference:
			(Billions of yen)
	Sep. 30, 2018 (a)		Mar. 31, 2018 (b)
		(a) - (b)
Balance of investment trusts	2,250.9	33.5	2,217.4
Balance to individuals	1,849.0	17.5	1,831.5
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.

			(Billions of yen)
	Six months ended Sep. 30, 2018 (a)		Six months ended Sep. 30, 2017 (b)
		(a) - (b)
Sales of investment trusts to individuals	184.6	(152.5)	337.1

Sales of pension-type insurance to individuals	94.9	58.3	36.6

Sumitomo Mitsui Financial Group

16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Sep. 30, 2018		Mar. 31, 2018
				Change from Mar. 31, 2018
(a) Total deferred tax assets	(b-c)	1	227.2	(14.7)	241.9
(b) Subtotal of deferred tax assets		2	447.1	(20.4)	467.5
Reserve for possible loan losses and write-off of loans		3	106.8	(22.1)	128.9
Taxable write-off of securities		4	204.6	(4.5)	209.1
Others		5	135.7	6.2	129.5
(c) Valuation allowance		6	219.9	(5.7)	225.6
(d) Total deferred tax liabilities		7	596.8	(4.9)	601.7
Net unrealized gains on other securities		8	547.3	(4.3)	551.6
Others		9	49.5	(0.6)	50.1
Net deferred tax assets	(a-d)	10	(369.6)	(9.8)	(359.8)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(508.6)	20.6	(529.2)
Others		12	139.0	(30.4)	169.4

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

				(Billions of yen)
	FY3/2016	FY3/2017	FY3/2018	1H, FY3/2019
Income of final tax return before deducting operating loss carryforwards	548.1	387.4	578.4	249.3

Note: The figure for 1H, FY3/2019 was estimated in interim closing.

Sumitomo Mitsui Financial Group

17. Capital ratio (BIS guidelines)

(Basel III basis)

Consolidated			(Billions of yen, %)
	Sep. 30, 2018 [Preliminary]		Mar. 31, 2018
	(a)	(a) - (b)	(b)
(1) Total capital ratio (4) / (7)	19.75	0.39	19.36

(2) Tier 1 capital ratio (5) / (7)	17.16	0.47	16.69

(3) Common equity Tier 1 capital ratio (6) / (7)	14.92	0.42	14.50

(4) Total capital	12,572.6	268.5	12,304.1

(5) Tier 1 capital	10,922.9	312.7	10,610.2

(6) Common equity Tier 1 capital	9,497.6	280.2	9,217.4

(7) Risk weighted assets	63,630.2	89.9	63,540.3

(8) Required capital (7) X 8%	5,090.4	7.2	5,083.2

SMBC consolidated
(1) Total capital ratio	21.02	(0.12)	21.14

(2) Tier 1 capital ratio	18.09	(0.13)	18.22

(3) Common equity Tier 1 capital ratio	15.34	0.05	15.29

SMBC non-consolidated
(1) Total capital ratio	20.79	(0.32)	21.11

(2) Tier 1 capital ratio	17.73	(0.38)	18.11

(3) Common equity Tier 1 capital ratio	14.88	0.19	15.07

18. ROE
Consolidated			(%)
	Six months ended Sep. 30, 2018		Six months ended Sep. 30, 2017
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	10.7	0.6	10.1

Note:
ROE (denominator: Total stockholders’ equity)	=	(Profit attributable to owners of parent) x (Number of days in a year (365 days)) / (Number of days in the period (183 days))	X	100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2019

(1) Earnings targets

Consolidated		(Billions of yen)
	FY3/2019	FY3/2018
		Result
Consolidated net business profit	1,180.0	1,203.8
Total credit cost	(130.0)	(94.2)
Ordinary profit	1,120.0	1,164.1
Profit attributable to owners of parent	700.0	734.4

SMBC non-consolidated		(Billions of yen)
	FY3/2019	FY3/2018
		Result
Banking profit (before provision for general reserve for possible loan losses)	605.0	617.2
Total credit cost	0.0	26.7
Ordinary profit	640.0	755.3
Net income	460.0	577.0

(2) Dividends forecast

			(Yen)
	FY3/2019		FY3/2018
	Interim	Annual	Result
Dividend per share for common stock	85	170	170

Reference:			(Billions of yen)
	FY3/2019		FY3/2018
	Interim	Annual	Result
Total dividend	118.6	237.3	239.8

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	51,791,818	2,761,609	49,030,209

Call loans	1,850,707	433,145	1,417,562

Receivables under resale agreements	2,876,602	2,376,864	499,738

Receivables under securities borrowing transactions	1,144,423	(1,995,728)	3,140,151

Monetary claims bought	1,508,037	268,643	1,239,394

Trading assets	1,795,679	71,801	1,723,878

Securities	25,251,730	(664,988)	25,916,718

Loans and bills discounted	76,232,734	2,336,571	73,896,163

Foreign exchanges	2,263,629	120,608	2,143,021

Other assets	3,066,263	45,963	3,020,300

Tangible fixed assets	796,487	(1,989)	798,476

Intangible fixed assets	226,883	(4,546)	231,429

Prepaid pension cost	301,760	22,400	279,360

Customers’ liabilities for acceptances and guarantees	9,016,490	1,095,321	7,921,169

Reserve for possible loan losses	(254,381)	65,487	(319,868)

Reserve for possible losses on investments	(10,169)	4,390	(14,559)

Total assets	177,858,696	6,935,550	170,923,146

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen	)

	Sep. 30, 2018		Mar. 31, 2018
	(a)	(a) - (b)	(b)

Liabilities

Deposits	113,331,228	3,088,002	110,243,226

Negotiable certificates of deposit	11,330,980	66,173	11,264,807

Call money	1,077,642	149,525	928,117

Payables under repurchase agreements	8,398,472	4,015,054	4,383,418

Payables under securities lending transactions	438,532	(2,634,891)	3,073,423

Commercial paper	1,851,292	328,938	1,522,354

Trading liabilities	1,558,058	135,234	1,422,824

Borrowed money	14,435,776	412,519	14,023,257

Foreign exchanges	1,126,098	210,944	915,154

Bonds	3,409,763	198,215	3,211,548

Due to trust account	1,319,712	42,805	1,276,907

Other liabilities	2,155,192	(236,717)	2,391,909

Reserve for employee bonuses	12,788	(1,375)	14,163

Reserve for executive bonuses	—	(978)	978

Reserve for point service program	548	(418)	966

Reserve for reimbursement of deposits	11,842	(5,465)	17,307

Deferred tax liabilities	369,572	9,769	359,803

Deferred tax liabilities for land revaluation	30,423	(116)	30,539

Acceptances and guarantees	9,016,490	1,095,321	7,921,169

Total liabilities	169,874,415	6,872,537	163,001,878

Net assets

Capital stock	1,770,996	—	1,770,996

Capital surplus	1,774,554	(2,276)	1,776,830

Capital reserve	1,771,043	—	1,771,043

Other capital surplus	3,510	(2,276)	5,786

Retained earnings	3,218,786	174,611	3,044,175

Other retained earnings	3,218,786	174,611	3,044,175

Voluntary reserve for retirement allowances	1,656	—	1,656

Voluntary reserve	219,845	—	219,845

Retained earnings brought forward	2,997,285	174,611	2,822,674

Treasury stock	(210,003)	—	(210,003)

Total stockholders’ equity	6,554,334	172,335	6,381,999

Net unrealized gains (losses) on other securities	1,507,881	(11,810)	1,519,691

Net deferred gains (losses) on hedges	(103,538)	(97,252)	(6,286)

Land revaluation excess	25,602	(261)	25,863

Total valuation and translation adjustments	1,429,945	(109,323)	1,539,268

Total net assets	7,984,280	63,012	7,921,268

Total liabilities and net assets	177,858,696	6,935,550	170,923,146
Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen)

	Six months ended Sep. 30, 2018 (a)		Six months ended Sep. 30, 2017 (b)
		(a) - (b)
Ordinary income	1,416,606	182,834	1,233,772
Interest income	961,589	149,225	812,364
Interest on loans and discounts	636,958	82,258	554,700
Interest and dividends on securities	170,864	703	170,161
Trust fees	1,003	(38)	1,041
Fees and commissions	254,565	11,592	242,973
Trading income	3,196	(28,616)	31,812
Other operating income	76,143	18,574	57,569
Other income	120,107	32,097	88,010
Ordinary expenses	1,008,329	143,054	865,275
Interest expenses	475,799	144,036	331,763
Interest on deposits	178,240	68,373	109,867
Fees and commissions payments	97,519	(1,469)	98,988
Trading losses	350	251	99
Other operating expenses	18,381	12,604	5,777
General and administrative expenses	399,113	(17,028)	416,141
Other expenses	17,163	4,658	12,505
Ordinary profit	408,277	39,781	368,496
Extraordinary gains	80	(511)	591
Extraordinary losses	2,307	(932)	3,239
Income before income taxes	406,050	40,202	365,848
Income taxes - current	74,873	(30,377)	105,250
Income taxes - deferred	30,284	54,156	(23,872)
Total income taxes	105,158	23,780	81,378
Net income	300,891	16,421	284,470

 Note:  Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Six months ended September 30, 2018					(Millions of yen)
		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings			Treasury stock	Total stockholders’ equity
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,822,674	(210,003)	6,381,999
Changes in the period
Corporate reorganization (by subsidiaries)			(2,275)					(2,275)
Cash dividends						(126,541)		(126,541)
Net income						300,891		300,891
Reversal of land revaluation excess						261		261
Net changes in items other than stockholders’ equity in the period
Net changes in the period	–	–	(2,275)	–	–	174,610	–	172,335
Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,997,285	(210,003)	6,554,334

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,519,691	(6,286)	25,863	1,539,268	7,921,268
Changes in the period
Corporate reorganization (by subsidiaries)					(2,275)
Cash dividends					(126,541)
Net income					300,891
Reversal of land revaluation excess					261
Net changes in items other than stockholders’ equity in the period	(11,809)	(97,251)	(261)	(109,322)	(109,322)
Net changes in the period	(11,809)	(97,251)	(261)	(109,322)	63,012
Balance at the end of the period	1,507,881	(103,538)	25,602	1,429,945	7,984,280

 Note:  Amounts less than 1 million yen are rounded down.